VIA EDGAR CORRESPONDENCE

December 6, 2013

Laura Hatch
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Services

RE:	SA Funds – Investment Trust
SEC File Nos. 333-70423; 811-09195
Prospectus dated October 29, 2013 and Annual Report for the Year Ended June 30, 2013

Dear Ms. Hatch:

     On behalf of SA Funds – Investment Trust (the “Trust”), this letter reflects our discussion via telephone on November 22, 2013, regarding the above-referenced Prospectus dated October 29, 2013 (“Prospectus”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-1A on October 28, 2013 and the Annual Report for the Year Ended June 30, 2013 (“Annual Report”), which was filed with the SEC on Form N-CSR on September 6, 2013.

     Your comments and the Trust’s responses are set forth below. Defined terms used but not defined herein have the meanings ascribed to them in the Prospectus and Annual Report.

Prospectus – FEES AND EXPENSES

1. Comment: The 1, 3, 5 and 10 year expense examples in the Fees and Expenses section of the Prospectus (“expense examples”) for the SA U.S. Core Market Fund and SA International Small Company Fund do not properly reflect the acquired fund fees and expenses payable by the Funds’ shareholders. Correct this information and identify what controls have been put in place to prevent this error from occurring in the future.

Response: The Trust has corrected this information by filing a supplement to the Prospectus on December 4, 2013. The Trust will also make the appropriate interactive data submissions to reflect the corrected information. The information in the expense examples is calculated by the Trust’s sub-administrator, State Street Bank & Trust Company (“State Street”). State Street maintains standard operating procedures, which accurately reflect the process for calculating expense examples. State Street’s standard operating procedures have been reviewed and reinforced with all State Street employees involved in the calculation of the expense examples and additional instruction and training have been completed with those same parties.

Prospectus – FEES AND EXPENSES

2. Comment: The 10 year expense examples for the SA U.S. Fixed Income Fund, SA U.S. Core Market Fund, SA U.S. Value Fund, SA U.S. Small Company Fund, SA International Small Company Fund, SA Emerging Markets Value Fund and SA Real Estate Securities Fund do not properly reflect that the expense reimbursement arrangements currently in place will expire on October 29, 2021 (the eighth year of the 10 year expense example). Accordingly, the last two years of the expense example should not consider any expense reimbursement arrangement. Correct this information and identify what controls have been put in place to prevent this error from occurring in the future.

Response: The Trust has corrected this information by filing a supplement to the Prospectus on December 4, 2013. The Trust will also make the appropriate interactive data submissions to reflect the corrected information. The information in the expense examples is calculated by State Street. State Street maintains standard operating procedures, which accurately reflect the process for calculating expense examples. State Street’s standard operating procedures have been reviewed and reinforced with all State Street employees involved in the calculation of the expense examples and additional instruction and training have been completed with those same parties.

Annual Report – PORTFOLIO OF INVESTMENTS

3. Comment: Pursuant to Item 27(d)(2) of Form N-1A, include a graphical representation of the portfolio holdings of SA International Small Company Fund (the “Fund”) using a table, chart or graph. The graphical representation should be by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, etc.).

Response: The Fund, as of June 30, 2013, invested 99.9% of its assets in the DFA International Small Company Portfolio (the “DFA Fund”), a series of DFA Investment Dimensions Group Inc. As of October 31, 2012, the DFA Fund invested 100% of its assets in The Japanese Small Company Series, The United Kingdom Small Company Series, The Continental Small Company Series, The Asia Pacific Small Company Series and The Canadian Small Company Series of The DFA Investment Trust Company (the “Series’). The Trust’s Annual Report includes a summary schedule of portfolio holdings of the Series and includes a tabular representation where the percentage of total investments by the Series is categorized by broad industry sectors. This information is located in the Disclosure of Portfolio Holdings section of the Selected Financial Statements of the Series in the Annual Report. The Trust believes that its current disclosure is an accurate and appropriate representation of the Fund’s portfolio exposure within the intentions of Item 27(d)(2) and is useful to shareholders.

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     The Trust understands that it is responsible for the adequacy and accuracy of the disclosure in its Prospectus and Annual Report; staff comments or changes to disclosure in response to staff comments in the Prospectus or Annual Report reviewed by the staff do not foreclose the SEC from taking any action with respect to the Prospectus or Annual Report; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

     We trust the foregoing is responsive to your comment. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian Link
Brian F. Link, Esq.

cc:	Chris Stanley, Esq., Chief Compliance Officer, SA Funds – Investment Trust R. Darrell Mounts, Esq., K&L Gates LLP Yoon Choo, Esq., K&L Gates LLP